Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation
Compsee, Inc.	North Carolina

Hoke Development Company, Inc.	North Carolina

McRae Boot, Inc.	North Carolina

DataScan Corporation	South Carolina

System Integrators Plus, Inc.	North Carolina

Dan Post Boot Company (formerly American West Trading Company)	Tennessee

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